UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K and ☐ Form 20-F ☐ Form 11-K ☐ Form
10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
SEC. FILE NUMBER 000-50903
CUSIP NUMBER 74621R 10 4

For Period Ended: December 31, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:_____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

PURE BIOFUELS CORP.
Full Name of Registrant

Not applicable
Former Name if Applicable

9440 Little Santa Monica Blvd. Suite 401
Address of Principal Executive Office(Street and Number)

Beverly Hills, CA 90210
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or subject distribution report on Form 10-D or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-SCR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file, without unreasonable effort and expense, its Annual Report on Form 10-K for the period ended December 31, 2007 because management requires additional time to compile and verify the data required to be included in the report and the auditors need additional time to complete their audit of the Registrant’s financial statements. It is anticipated that the Annual Report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date of the Registrant’s Form 10-K.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Luis Goyzueta
(Name)

310.402.5916
(Area Code and Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made: The company anticipates that its net loss for 2007 will be approximately $20.8 million compared to a net loss of approximately $1.1 million for the period from May 10, 2006 (date of inception) to December 31, 2006. To date, the company has not generated any revenues. The main reasons for the increase in the company’s net loss were that in 2007 the company began construction of its biodiesel plant, engaged in a number of financings and issued options to management.

PURE BIOFUELS CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2008

By: /s/ Luis Goyzueta
Luis Goyzueta
CEO